UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Graze, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11065

Delaware	82-3705318
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1661 E. Franklin Ave. El Segundo, CA	90245
(Address of principal executive offices)	(Zip Code)

(310) 310-2410
Registrant’s telephone number, including area code

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Graze”, “we,” “us,” “our,” or the “company” mean Graze, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ii

OUR BUSINESS

Company History

Graze was incorporated on December 4, 2017 when the team saw the need for a robotic lawnmower solution for the commercial landscaping industry that is still being overlooked. At the time, the only robotic lawnmower solutions on the market were small, semi-autonomous mowers for small residential-sized lawns. Small, residential options are not suitable for commercial applications due to their reliance on above or below ground wires and/or beacons for the machine to move around safely. Put simply, the dynamic nature and unit economics of commercial job sites do not allow for small robotic solutions that require a planned infrastructure for navigation. In other words, commercial job site requirements preclude the use of a small mower that “bounces” back and forth in multiple directions inside of a virtual fenced-in lawn; instead, Graze customers require consistent, parallel lines mowed that promote the health of the lawn and desirable aesthetics.

Graze validated the problem, solution, and market fit when one of the largest commercial landscaping companies in the US signed a conditional Letter of Intent "LOI" and began working closely with the team on the development of the product. This LOI outlines interest in purchasing 200 units, for $30,000 each plus a monthly recurring SaaS (Software as a Service) fee of $1,000 per unit. Assuming five years of usable life per mower, this LOI represents up to $18,000,000 in potential revenue. In addition to being the first customer for Graze, Mainscape pledged to help Graze build the right product for their needs. This allows us to take the product to market with fewer iterations and a clear focus on the needs of the customer. In 2020 and 2021, the Company obtained additional LOIs from a number of leading landscaping companies in the US, UK, and Australia. As of December 2021, Graze had LOIs for a total of 335 Graze units collectively, which represents the potential for a $30,150,000 revenue opportunity over 5 years. As of the date of filing, all LOIs remain in place and the company continues to engage with our early stage partners to plan eventual product delivery via binding purchase orders. Delivery will take place at a date agreed between parties after we are able to manufacture mowers at scale. Graze has not obtained any additional LOIs in 2022 due to the Company’s focus on negotiating and launching pilot programs in the southern California area, some of which we plan to convert to paid pilots by the end of 2022.

Investors should note that these LOIs only represents potential revenue for the Company. Mainscape and other potential customers are under no obligation to purchase any products and we may never generate any revenue based on these LOIs.

Our CEO, John Vlay has over 35 years of experience in the land maintenance industry coupled with a penchant for technology such as automation. John oversees the strategic direction of the product development team, which is comprised of a number of mechanical, electrical, and systems engineers from Wavemaker Labs. With John Vlay leading the way, the Graze team has already built multiple prototypes and integrated a robust sensor package focused on safety and navigation. In September 2021, we initiated field testing with multiple commercial pilot programs across southern California, including with our first customer, Mainscape, and a private golf course, Sundale Country Club. In the 2022, the Company began planning additional pilot programs with municipal partners in southern California, including initiating a program with the city of Glendale.

Product Overview

Graze is building an electric, fully autonomous commercial lawn mower for the commercial landscaping industry. In order to make the product safe and fully autonomous, the team integrated a robust sensors package that includes lidar, ultrasonic sensors, initial measurement units, stereo video cameras, GPS, and odometry sensors. When combined, these sensors allow our product to operate safely, mow consistently straight lines, plan paths, avoid obstacles, and collect data. The Graze mower will be electric, safe, and extremely smart:

Electric: Most existing commercial landscaping companies operate gasoline-powered motors that are environmentally unfriendly. By contrast, Graze’s electric mower uses rechargeable batteries which have a much lower environmental impact as compared to gas. In fact, according to the California EPA, one gas mower emits the equivalent emissions as 40 cars on the road on an hourly basis.

Electric lawn mowers are not only better from an emissions standpoint but they also require less support and maintenance. No internal combustion engine means: no spark plugs to clean or change; no engine oil or filters to change; and, no hydraulics, no belts, no pulleys, no clutches and no air filters to manage. A 100% electric mower means Graze customers should simply have to sharpen blades and grease wheels to maintain a working fleet.

Graze mowers will be deployed to work sites via a trailer, which will be used for transportation and storage. Eventually, these trailers will be outfitted with solar panels to assist in charging the mowers’ batteries. As a result, we expect Graze mowers to be able to operate 24/7, day and night. The absence of a combustion engine will also reduce noise pollution.

With Graze electric, driverless machines, future customers will enjoy lower operational costs, a reduced carbon footprint, and ability to operate 24/7 quietly and seamless in densely populated environments. Finally, the Graze mowers return grass clippings back into the soil in a process called mulching, which leads to conservation of soil moisture, improved fertility and health of the soil, reduced weed growth, and enhanced visual appeal of the area.

Safe: There are hundreds of accidents per year in the commercial landscaping industry and unsafe mowing situations can result in bodily harm or worse. With built in sensors and computer vision, our mower will potentially be the safest on the market. Our engineers have designed and integrated a robust safety system into this product comprising both hardware and software solutions. We’ve built-in emergency cut-off buttons located on the product and on remote control devices held by the crew’s manager, and also have smart sensors integrated to detect and avoid obstacles. For example, by utilizing LIDAR and computer vision the mower will know if a human or animal comes within 5 feet of the mower so that it can immediately pause and turn off its blades. Additionally, we believe the most effective tools for safety are the ones that are intuitive - for good measure, we are working on adding an audio command emergency cut-off switch, so that a nearby human can turn off the product with minimal effort.

Smart: Artificial intelligence and machine learning are often misapplied terms. Not in this case. Graze software captures immense and continuous data that is stored, sorted, and fed back into our machine learning algorithms to ensure improved precision, efficiency, and safety. With our future commercialized version, we will be able to track and plan around weather data, detect and defend against turf and plant diseases, plan and optimize cutting routes, and provide data and analytics to the landscaping industry.

Market

Landscaping services in the United States alone has a market value of over $114 billion with a trailing 5-year compound annual growth rate (CAGR) of over 5%, according to data between 2016 and 2021. Data from market research firm Statistics Market Research Consulting suggests the global landscaping and gardening market is poised to grow at a CAGR of 7% through at least 2024, indicating the industry could grow to $140 billion domestically at that time. With a fairly even split in the industry between the commercial and residential segments, commercial landscaping, Graze’s target industry, has the opportunity to reach $70 billion. This is good news for Graze: as the commercial landscaping services industry grows, so does its core offering of lawn mowing.

Lawn mowing is a core component of almost all commercial landscaping businesses. Survey data shows that as much as 46% of gross revenue is derived from mowing services, making commercial lawn mowing a $23 billion per year industry with the opportunity to grow to $32 billion in the United States in 2024.

As the demand for mowing services increases, so too will the demand from those service providers for mowing equipment. Over the past five years the commercial lawn mower market has experienced steady growth and that trajectory is expected to continue.  Today, the global commercial lawn mower market exceeds $5 billion, with 40% of demand ($2.1 billion) coming from the US market. These markets are expected to grow at a 5% CAGR approaching $7 billion and $3 billion, respectively, by 2024. More bullish projections suggest, due in large part to factors mentioned below, the domestic commercial lawn mower market could surpass $4 billion by 2024.

The majority of these markets, both residential and commercial, are concentrated across a few major players, including John Deere, Honda Motor Company, Husqvarna, the Toro Company, and Kubota. Commercial mowers are one of the fastest growing categories of garden equipment and are growing in popularity outside of the United States, especially as urban landscaping and backyard beautification becomes more on trend.

Most of the growth in this market can be attributed to the following:

Nature-scaping: The consumer demand for housing allows people and nature to coexist with landscaping. Demand for greenery in urban settings: The development of sustainable cities, which include introducing more greenery among traditionally urban settings, has increased the demand for mowers that are smaller, easier to operate, and quieter.

Developing markets: growing demand from developing countries, particularly from governmental agencies in Asia Pacific, where the desire to be more sustainable has increased over the past few years.

Growing do-it-for-me (DIFM) market: increasing income levels and an aging population have resulted in the DIFM market outpacing the do-it-yourself (DIY) market, increasing the demand for professional landscaping and mowing services.

The combination of increased demand for commercial landscaping and increasing emissions regulations on non-road vehicles (to include commercial lawn mowers) has led to an increased focus on developing more sustainable mowers. This includes producing equipment that is more efficient, less pollutive, and easier to operate, thereby reducing both operational cost and environmental impact. Many of the companies listed above have joined the electric revolution but have been focused on the residential market. Research suggests that commercial users will be quick to adopt new electric technology once products in the market have proven to be able to match the performance of gas-powered mowers while driving down operating costs.

By partnering with industry leaders to ensure our mowers meet performance and cost-cutting requirements, Graze is ready to take its cut of a commercial lawn mower market that is large, growing, and ripe for innovation.

Design and Development

We are currently developing a version of the Graze mower that is ready for commercial sale, which will focus on the features most important to our potential customers: safety, quality mowing, and self-navigation, as well as being ready for production in partnership with contract manufacturers. After we have refined our product via customer feedback during our commercial pilot programs, we will move small scale commercialization with paid pilot programs by the end of 2022. During this period we will also be preparing for scaled production and wide commercialization in 2023. Along this path, we have already signed a non-binding partnership agreement with a large, well established contract manufacturer and are working with them to finalize terms and roadmap to scaled production.

·	Hardware – We’ve finalized the design of our zero-turn chassis and 60” mow-deck, including a low form factor to avoid overhead obstacles and maintenance-free, airless radial tires that eliminate the risk of flats.

·	Obstacle Detection and Safety – After completing the software infrastructure development of our computer vision system, we’ve trained our machine learning algorithms in simulation and in real world field testing to meet our demanding safety standards. The system also successfully detects obstacles such as trees or rocks. Using the same sensors, our software is learning to guide Graze to mow within 12” to 24” around the obstacles. We anticipate significant progress in training our machine learning algorithms during our commercial pilot programs.

·	Navigation – Our advanced sensor suite, including LiDAR, GPS, and stereo video, allows for precise localization of the Graze mower at the customer site, and exacting navigation for aesthetically pleasing straight mow lines. During our pilot program, we will continue to refine our navigation systems to optimize performance and safety.

·	Charging – Our integrated rechargeable battery technology powers Graze for up to eight hours per charge, allowing for 20-30 acres mowed per charge, depending on variables such as the terrain and vegetation type. We’ll prove out our battery performance over weeks of mowing at customer sites during our pilot programs.

Manufacturing

The strategy for manufacturing will evolve with production volumes. We’ve focus on building our first commercially viable mowers in-house, and plan on leveraging contract manufacturers to meet medium-term and long-term demand as we scale. As we successfully deployed our first commercially viable units in 2021 and 2022 during our pilot programs, we will shift more resources toward design for manufacture and cost optimization. We plan to achieve our goal of commercialization in 2022 with small scale paid pilot programs by the end of this year, as we are concurrently preparing for scaled production and wide commercialization in 2023. Along this path, we have already signed a non-binding partnership agreement with a large, well established contract manufacturer and are working with them to finalize terms and roadmap to scaled production.

Initial pre-production volumes, roughly on the order of 10-50 units, will be produced in small batches internally. This will allow Graze to rapidly address any issues that may arise and help ensure the best early customer experience and smooth ramp-up for the contract manufacturing. Once released for production, demand will be met by a combination of the output from the contract manufacturer along with our own internal production lines. This will allow Graze to focus on automation and quality programs without restricting production volumes. Contract production will increase, and in time, be the sole source of Graze products.

Sales & Marketing

We believe our mower will resonate with existing commercial landscaping companies because of how it streamlines a number of operational complexities with existing commercial grade mowers, such as labor, retention, training, and safety. Mowing has largely become a commodity where jobs are often awarded based on price only. In fact, landscaping companies often underbid their mowing services and depend on winning the higher margin jobs such as pruning, hedging and pre-fertigation. Instead of a typical 5-10% margin on mowing, we believe our product can increase the margins of commercial lawn mowing to upwards of 40-50%. Furthermore, without the need for additional laborers, these companies will not have the built-in headaches brought on by the labor shortage in the US. If we can prove its value with our commercial pilot partners and additional early customers, we believe other commercial landscaping companies will follow suit.

Competition

We define the autonomous commercial lawn mowing space to be products with mow decks greater than 42”, and autonomy systems that do not require physical wires or beacons to define the mowing perimeter. We face competition from large, well-known companies in the lawn mower manufacturing industry such as John Deere, Husqvarna, Toro, Wright, etc. who could potentially enter this market with their own autonomous commercial lawn mower, or by acquiring or partnering with autonomous commercial lawnmowing companies. We have seen two examples of this dynamic in the market so far: Wright Manufacturing’s partnership with software company Greensie, and Toro’s acquisition of Left Hand Robotics. Both of these are traditional gas-powered, large form factor mowers with limited commercial deployments that we are aware of.

In the first case, Greensie provides autonomy software and off-the-shelf sensors to retrofit Wright’s traditional gas-powered ride-on mowers. We find this model to be limiting as Greensie is currently dependent on Wright’s gas-powered hardware, while there is no public indication that Wright is building an electric mower, or a new hardware form factor to optimize the benefits of a fully autonomous lawn mower and sensor package. Wright/Greensie claims to have deployed a limited number of their mowers in small-fleet pilot programs. Greensie could pursue other partnerships with electric commercial mowing manufacturers, such as Meangreen, however we are not aware of any at the time of filing. In the second case, Left Hand Robotics, acquired by Toro, builds its own software and hardware, however their hardware was originally built as a snowblower, with modifications in 2020 to mow lawns. Their system is gas-powered and has the largest form factor that we are aware of in the market, which limits its ability to avoid obstacles, make tight turns, and is probably too large to fit on the trailers used by most landscaping companies. We are not aware of any current commercial or protype deployments of the Toro/Left Hand Robotics system.

We also face competition from early-stage technology companies building electric autonomous commercial lawn mowers. For the size of the potential market, we are surprised that there are only two companies that we are aware of: Scythe Robotics and Renu Robotics. Scythe came out of stealth mode in 2021 with an electric autonomous lawn mower with a larger form factor, limiting its ability to avoid obstacles, make very tight turns, and probably precludes some potential use cases, such as mowing solar farms. Scythe claims to be running small scale pilot programs with a few landscaping companies. We believe Graze is at a similar stage of product development to Scythe, however Graze has publicly demonstrated market traction with over $30m in potential revenue from LOIs, while Scythe is publicly accepting pre-orders without any announcement as to value of their potential revenue. Renu Robotics is an electric autonomous commercial lawn mower built specifically for vegetation management at solar farms and other energy facilities. Renu has a few unique technologies for their chosen use case, including an enclosed charging station designed to be installed at solar farms, and a very low form factor to navigate underneath solar panels. However, Renu’s strategy limits their market to a niche space, and it’s not clear that Renu’s mower can tackle landscaping use cases requiring higher aesthetic standards, such as golf courses. We are not aware of any prototype or pilot deployments of the Renu mower, nor any commercial availability.

Lastly, Electric Sheep came out of stealth in 2021, providing retrofit hardware and software it claims can be attached to any commercial lawn mower to make it autonomous with minimal training or integration challenges. They also claim to be currently running their first pilot program. Given the challenges of retrofitting autonomy technology on existing vehicles, demonstrated by the Wright/Greensie partnership which uses a fully integrated approach, we are skeptical Electric Sheep will be successful without an existing lawnmowing industry leader partnership to integrate their technology.

Customers

At present, Graze has multiple customers via non-binding LOIs to purchase a total of 335 Graze mowers collectively over 5 years. We initiated commercial pilot programs with two of these customers in September 2021: Mainscape and a commercial golf course. We’ve demonstrating our market penetration and strategy across the landscaping industry with a diversity of customers:

1) Large landscaping companies: These customers require high touch and a long sales cycle but getting one on board could mean hundreds of mowers purchased every 4-6 years. We have proven our product/market fit with this segment by partnering with Mainscape a customer and commercial pilot partner, along with their non-binding interest in ordering 200 mowers via a LOI. We are also in talks with several more of these large landscaping companies. And, for the most part, they have reached out to us and not the other way around.

2) Small to medium sized landscaping companies: These customers may only purchase 5-20 Graze mowers at a time but the sales cycle is much shorter. We have proven our product/market fit for this segment by signing a LOI with a small landscaping company for 5 graze mowers. This company will also join us as an R&D partner. The value is clear for these companies as their number one goal is growing market share by outbidding their competition. With Graze they are able to lower their price point and win more job sites without needing a larger workforce and squeezing their own margins.  We have received an influx of calls from these smaller companies throughout our campaign and many of them can't wait to get their hands on our Graze product.

3) Golf courses:  Graze is already prepared to address the majority of golf course landscaping, including roughs and adjacent lawn areas, but we plan on adding reel blades to our mow deck in the future to address 100% of this segment’s mowing requirements. We have partnered with a commercial golf course as a customer and commercial pilot partner. This customer pre-ordered 20 graze mowers via LOI, and we will expand our sales efforts to more golf courses.  We believe this will be a very different sales process because the business model for a golf course is very different than commercial landscaping companies. The need is clear and our partner is going to help us prove our value to these customers.

4) Global Landscapers: This segment represents our long-term potential to deliver our products to various markets all over the world. While our first phase of commercialization will focus on customers in the United States, once we have initiated scaled production, addressing markets outside the US will provide an excellent opportunity for growth. Choosing the right partners in these markets is key, which is why we partnered with UK and Australian landscapers, who signed non-binding LOIs representing 120 mowers collectively. These firms are leaders in their respective markets, providing a wide variety of services for sectors where Graze is proven to be highly-effective, such as parklands and public spaces, hotel and resort complexes, and campuses. Both of these partners will also market the partnership in Australia and the UK, as well as help the company develop and design performance requirements for our Graze mower.

Employees

The Company currently has one dedicated executive, CEO John Vlay, and two full time employees. Graze also relies on part time contractors for a variety of functions, including marketing, business development, and finance. As we raise more capital, we plan to initially hire a number of engineers to assist in future research and development, with the main goal of finishing our minimum viable product and preparing for production.

THE COMPANY’S PROPERTY

The Company currently has no long-term or short-term leases and works out of the offices of Wavemaker Labs, Inc. at 1661 E. Franklin Ave., El Segundo, CA 90245

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this filing. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2020, and 2021

Through fiscal years ended December 31, 2021, the company was still in an early stage of development and had not yet generated revenue. Nevertheless, the Company continues to attract attention in the market, including signing additional letters of intent for its mowers. The Company continues to focus its efforts on product development as it launched its first pilot programs with early-stage partners in 2021, continues with commercialization via paid pilots planned in 2022, and moves towards a scaled production of its mower in 2023 in partnership with a contract manufacturer. Along this path, we have already signed a non-binding partnership agreement with a large, well established contract manufacturer and are working with them to finalize terms and roadmap to scaled production.

The Company spent $6,981,267 in research and development related expenses in the fiscal year ended December 31, 2021, which represents more than a 250% increase in the same expense category for the fiscal year ended December 31, 2020. This is due to the increased efforts of the Company on its product development and prototype efforts, specifically launching our latest product version, initiating pilot programs, and preparation for paid pilot programs as well as contract manufacturing. Additionally, the Company spent $694,885 in sales and marketing related expenses in 2021, representing more than 60% decrease from the prior year. These decreased expenses were primarily related to the Company’s decreased spending on fundraising related expenses, such as branding videos and other creative assets. Finally, the Company spent $545,969 in general and administrative costs in 2021, which was more than a 40% increase from the prior year. These were primarily due to increased overhead, supplies, and legal, and accounting costs incurred by the Company.

Since the end of the period covered by our audited financial statements, we expect similar monthly expenses aside from an increase in R&D costs from additional engineering resources, both labor and materials. The team will continue to grow as we push development in support of pilot programs in 2022, and moving to scaled production with a contract manufacturing partner in 2023.

Liquidity and Capital Resources – Fiscal Years Ended December 31, 2020, and 2021

As of December 31, 2021, the company’s Cash and Cash Equivalents balance was $31,045. This is compared to ending cash and cash equivalents balance as of December 31, 2020 of $1,181,196. Over the course of 2021, the Company closed on gross proceeds of $5,327,555 in equity financing, $4,964,190 of which came from its Series A Regulation A+ financing round which was offered through StartEngine Primary, LLC.

The company is not generating revenue and requires the continued infusion of new capital to continue business operations. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company.

In 2022, the Company launched an additional Series A equity crowdfunding campaign via Regulation A+ with Dalmore Group, LLC on the WAX platform. As of the date of this report, the Company raised approximately $4,871,739 of gross proceeds through the WAX platform. The Company continues to plan to raise money through Regulation A+ for its future capital needs.

In August 2019, the Company issued $515,000 in convertible notes to two related parties, Wavemaker Partners V LP and Wavemaker Global Select, LLC. The notes have a 20% discount, $8,000,000 valuation cap, and a 5% compounded per annum interest rate. These notes converted in 2020 as a part of its Series A financing round through SI Securities, LLC.

As of December 31, 2021 and 2020, the Company had $517,764 and $1,700,012, respectively, in accounts payable with related parties under common control.

The Company entered into agreements with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company incurred $6,783,898 of fees under these agreements, including $894,639 remaining for which the Company intends to satisfy through the issuance of warrants in 2022. During 2020, the Company has incurred $2,301,869 in costs with Wavemaker Labs. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. Total charges to the Company in excess of cost incurred by Wavemaker Labs was $4,982,550 in 2021, due to the markup on labor and material costs.

In 2021, the Company issued 743,034 warrants to purchase common stock to Wavemaker Labs pursuant to the agreement as noted above.

In 2021, The Company entered into agreements with Wax Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company incurred fees from Wax Inc. amounting to $50,000, which was included in accounts payable, related party as of December 31, 2021.

Trend Information

In 2018, the Company obtained letters of intent from customers include a non-binding commitment to purchase 200 mowers at a purchase price of $30,000 per mower and $1,000 per month for the useful life of the mower. In 2020, the Company began exploring golf courses as a new channel, as well as expanding its customer base in the commercial landscaping industry. In 2021, the Company announced customers from the US, UK, and Australia had signed letters of intent to potentially purchase a total of 335 Graze units collectively, which represents a $30,150,000 revenue opportunity for Graze. As of the date of filing, all LOIs remain in place and the company continues to engage with our early stage partners to plan eventual product delivery via binding purchase orders. Delivery will take place at a date agreed between parties after we are able to manufacture mowers at scale.

The Company continued ramping up research and development of its prototypes in 2020 and 2021, and by February of 2021, prototypes had begun regular mowing demonstrations and intensive field testing. In order to build and deliver a fully functional Graze mowers for our commercial pilot programs in Q4 of 2021, the Company increased expenses attributable to engineering, research and development, business development, marketing, and fundraising. Any delays in the development process could have a negative effect on the Company’s ability to launch our pilot programs and begin manufacturing at scale in 2023. These delays could be the result of inadequate financing and capital, lack of manufacturing resources, or unforeseen delays in the development process. Additionally, because the letters of intent with our potential customers are non-binding, they could delay purchasing or refuse to purchase Graze mowers, which could result in delaying when the Company starts making revenue.

The Company released its latest mower version in Q3 2021 and initiated commercial pilot programs in Q4 2021, and we are on track to launch paid pilot programs by the end of 2022. We plan to begin scaled manufacture for large scale commercialization in 2023. The major focus of the Company’s engineering team is to improve our ability to reliably deploy the Graze mower and complete commercial mowing tasks for our commercial paid pilot partners in 2022, which will refine our path to produce and sell commercial units at scale in 2023.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office
Executive Officers
John Vlay	CEO	62	Indefinite, appointed May 2019
Kevin Morris	CFO	40	Indefinite, appointed September 2019
Directors
James Jordan	Director	41	Indefinite, appointed December 2017

James Jordan, Chairman

James has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. Prior to that, James was Manager Partner at early-stage venture fund Canyon Creek Capital, a position he has held since 2010. James (“Buck”) is a technologist and early-stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high growth markets, such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media and others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector’s office, and as an Army Blackhawk Pilot.

John Vlay, CEO

John led Jensen Landscape as Chairman, CEO, and President for eleven of his 35 years with this award-winning landscape construction and maintenance company. He design-built the San Francisco Bay Area’s first green roof at the GAP headquarters and oversaw the iconic California Academy of Sciences two-and-a-half acre green roof in Golden Gate Park. Under John’s leadership, Jensen acquired a maintenance company in 2008 to extend Jensen’s geographic reach to Sacramento and the North Bay before selling Jensen Landscape to private equity backed Monarch Landscape in 2016. There John oversaw Safety for Monarch’s six rollup companies in five states and worked with the Monarch CEO on acquisition prospects. John left Jensen in 2018, after which he has engaged in a number of consulting roles. As a member of Vistage, a CEO advisory group, John has gained insights into many varied businesses and is currently involved with two other landscape related companies with unique patented products. John is a graduate of the University of California, Los Angeles (UCLA) in Business and Economics.

Kevin Morris, CFO

Kevin oversees operations, finance and strategy at Wavemaker Labs, a corporate venture studio founded in 2016. He also serves as the CFO of Miso Robotics, a robotic kitchen assistant company in Southern California. Prior to that, Kevin was a COO/CFO of Denim.LA, Inc. (dba “DSTLD”), where he oversaw operations, finance, customer service and market strategy and analytics from 2014-2019. Before DSTLD, Kevin was the Vice President of Sales at Elegant Sports (Adidas Gymnastics) from 2013 to 2014 and worked at the International Revenue Management sector of American Airlines from 2012-2013. Kevin obtained an MBA from the UCLA Anderson School of Management in 2011.

Rob Anderson, Advisor

Rob is currently an advisor to Graze and brings years of experience in mechanical engineering to the team. Additionally, Rob Anderson is a Co-Founder and the Head of Mechanical Engineering at Miso Robotics. He leads the hardware development of Miso's autonomous cooking platform. Rob is driven to build teams around technology to elevate the way people eat and live their daily lives. Prior to founding Miso Robotics, Rob worked at Microsoft where he supported the international development of the Surface manufacturing lines. At SpaceX, Rob also helped develop internal tools to understand component lifetime after multiple rocket launches. He earned his degree in Mechanical Engineering from the California Institute of Technology where he founded an interdisciplinary program to evaluate the next generation of energy storage for vehicles.

Sander Pruijs, Advisor

Sander Pruijs is currently an advisor to Graze and a member of the Wholesale, Rural & Retail Management Team for Rabobank Group. In his capacity as Global Head, he is responsible for the rural banking businesses in Australia, New Zealand, Brazil, Chile, and North America, as well as for Rabobank N.A. in California (RNA) and Rabobank Indonesia. Mr. Pruijs holds a number of leadership roles including: Chairman of the Board for RNA; President Commissioner of the Board of Commissioners for Rabobank Indonesia; Member of the Board for Rabobank Australia; Member of the Board for Rabobank New Zealand. A global-banking executive, Mr. Pruijs joined Rabobank in 2008, and has overseen a number of operations in Asia, Australia, New Zealand, Poland, Ireland and the Netherlands. Prior to joining Rabobank, he held progressive leadership roles for ABN AMRO Bank, where he began his career in 1984. Mr. Pruijs holds a Master’s Degree in Business Law from Leiden University, the Netherlands. In 2013, he attended the Advanced Management Program (AMP 184) at Harvard Business School.

Compensation of Directors and Executive Officers

Through December 31, 2021, we compensated our highest paid directors and executive officers as follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
John Vlay	CEO	$150,000	$0	$150,000
James Jordan	Chairman	$0	$0	$0
Kevin Morris	CFO	$0	$0	$0

The Company's former Chief Technology Officer departed as of February 25, 2022. The Company did not incur any compensation expenses during 2020 nor 2021 related to the employment of this former Chief Technology Officer.

In 2021, the board authorized 382,170 options for Common Stock to the Company’s Chief Executive Officer, John Vlay.

In 2021, the Company increased the annual compensation of Chief Executive Officer John Vlay to $150,000.

Security Ownership of Management and Certain Security Holders

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class F Stock	James Jordan	9,375 shares held directly, and 830,190 shares held through Future VC, LLC.	N/A	37.31%
Class F Stock	Future VC, LLC	1,779,996 shares held directly	N/A	79.11%
Series A-1	James Jordan	3,125 shares held directly and 276,730 shares held through Future VC, LLC	N/A	37.32%
Series A-1	Future VC, LLC	593,331 shares held directly	N/A	79.11%
Series A	John Vlay	13,793 shares held directly	N/A	0.295%
Common Stock	John Vlay	0 shares held directly	462,398	100.00%
Common Stock	Kevin Morris	0 shares held directly	32,967	100.00%

Amounts are as of December 31, 2021. The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

All shares of Common Stock were converted into Class F Stock as of October 2019. 25% of the Class F stock was converted to Series A-1 stock as of July 2020.

James Jordan owns 46.64% of Future VC, LLC and therefore 1,106,920 shares of Graze, Inc., which is split into 276,730 shares of Series A-1 stock and 830,190 shares of Class F.

Stock Incentive Plan

On October 18, 2019, the Company adopted its Stock Incentive Plan, by which 829,068 shares of Common Stock are to be reserved for issuance under the plan. All officers and employees of the company, and certain advisors and contractors will be able to participate in the plan on equal basis.  To date, options to acquire 829,068 options for Common Stock have been issued under the plan.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In August 2019, the Company issued $515,000 in convertible notes to two related parties, Wavemaker Partners V LP and Wavemaker Global Select, LLC. The notes have a 20% discount, $8,000,000 valuation cap, and a 5% compounded per annum interest rate. These notes converted in 2020 as a part of its Series A financing round through SI Securities, LLC.

As of December 31, 2021 and 2020, the Company had $517,764 and $1,700,012, respectively, in accounts payable with related parties under common control.

The Company entered into agreements with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company incurred $6,783,898 of fees under these agreements, including $894,639 remaining for which the Company intends to satisfy through the issuance of warrants in 2022. During 2020, the Company has incurred $2,301,869 in costs with Wavemaker Labs. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. Total charges to the Company in excess of cost incurred by Wavemaker Labs was $4,982,550 in 2021, due to the markup on labor and material costs.

In 2021, the Company issued 743,034 warrants to purchase common stock to Wavemaker Labs pursuant to the agreement as noted above.

In 2021, The Company entered into agreements with Wax Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company incurred fees from Wax Inc. amounting to $50,000, which was included in accounts payable, related party as of December 31, 2021.

INDEX TO EXHIBITS

2.	Second Amended and Restated Certificate of Incorporation (1)

2.2	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation (3)

2.3	Amended and Restated Bylaws (1)

4.2	Subscription agreement (3)

6.2	Letter of Intent from Mainscape, Inc. (2)

6.3.	Convertible Promissory Note with Wavemaker Partners V, LP (1)

6.4	Convertible Promissory Note with Wavemaker Global Select, LLC (1)

(1) Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11065) and incorporated herein by reference.

(2) Filed as an exhibit to the Future Labs V, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11065) and incorporated herein by reference.

(3) Filed as an exhibit to the Graze, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11700) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Graze, Inc.

By	/s/ John Vlay
John Vlay, Chief Executive Officer
Graze, Inc.
Date: May 23, 2022

By	/s/ James Jordan
James Jordan, Director
Graze, Inc.
Date: May 23, 2022

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer
Graze, Inc.
Date: May 23, 2022

GRAZE, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2021 AND 2020

To the Board of Directors of

Graze, Inc.

Santa Monica, CA

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Graze, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders’ equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $8,179,791 and $4,222,632 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $13,218,306, limited liquid assets with $31,045 of cash, and a working capital deficit of $371,712. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

May 1, 2022

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

GRAZE, INC.

BALANCE SHEETS

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$31,045	$1,181,196
Due from related party	15,450	-
Loan receivable, related party	342,056	678,753
Interest receivable, related party	41,874	53,937
Subscription receivable	113,448	-
Deferred offering costs	-	15,000
Total assets	$543,873	$1,928,886

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$517,764	$1,700,012
Accounts payable	64,063	137,938
Accrued expenses, related party	-	5,000
Deferred revenue	500	-
Loan payable, related party	315,607	495,727
Interest payable, related party	17,651	15,455
Total liabilities	915,585	2,354,132

Commitments and contingencies (Note 11)

Stockholders' equity (deficit):
Series A Preferred stock, $0.0001 par value, 2,830,278 shares authorized, 1,888,487 and 950,295 shares issued and outstanding as of December 31, 2021 and 2020, respectively; liquidation preference of $10,953,226 as of December 31, 2021	189	95
Series A-1 Preferred stock, $0.0001 par value, 750,000 shares authorized, 736,993 and 749,977 shares issued and outstanding as of December 31, 2021 and 2020, respectively; liquidation preference of $368,497 as of December 31, 2021	74	75
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 2,211,070 and 2,250,023 shares issued and outstanding as of December 31, 2021 and 2020, respectively	221	225
Common stock, $0.0001 par value, 10,000,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2021 and 2020	-	-
Additional paid-in capital	13,147,339	4,612,874
Treasury stock	(301,229)	-
Accumulated deficit	(13,218,306)	(5,038,515)
Total stockholders' equity (deficit)	(371,712)	(425,246)
Total liabilities and stockholders' equity (deficit)	$543,873	$1,928,886

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2021	2020
Net revenue	$-	$-

Operating expenses:
Research and development	6,981,267	2,031,042
Sales and marketing	694,885	1,805,073
General and administrative	545,969	389,442
Total operating expenses	8,222,121	4,225,557

Loss from operations	(8,222,121)	(4,225,557)

Other income (expense):
Interest income	52,054	27,788
Other income	-	9,000
Interest expense	(9,724)	(33,863)
Total other income (expense), net	42,330	2,925

Provision for income taxes	-	-
Net loss	$(8,179,791)	$(4,222,632)

Weighted average common shares outstanding - basic and diluted
Net loss per common share - basic and diluted	-	-
	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Stock								Additional			Total
	Series A		Series A-1		Class F Stock		Common Stock		Paid-in	Treasury	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Equity (Deficit)
Balances at December 31, 2019	-	$-	-	$-	3,000,000	$300	-	$-	$360,648	$-	$(815,883)	$(454,935)
Issuance of Series A preferred stock, net of issuance costs	670,055	67	-	-	-	-	-	-	3,440,494	-	-	3,440,561
Issuance of Series A preferred stock for services	50,000	5	-	-	-	-	-	-	289,995	-	-	290,000
Conversion of notes payable for shares of Series A preferred stock	230,240	23	-	-	-	-	-	-	494,814	-	-	494,838
Conversion of Class F stock to Series A-1 preferred stock	-	-	749,977	75	(749,977)	(75)	-	-	-	-	-	-
Stock compensation expense	-	-	-	-	-	-	-	-	26,923	-	-	26,923
Net loss	-	-	-	-	-	-	-	-	-	-	(4,222,632)	(4,222,632)
Balances at December 31, 2020	950,295	95	749,977	75	2,250,023	225	-	-	4,612,874	-	(5,038,515)	(425,246)
Issuance of Series A preferred stock	891,640	89	-	-	-	-	-	-	5,077,549	-	-	5,077,638
Offering costs	-	-	-	-	-	-	-	-	(1,161,000)	-	-	(1,161,000)
Issuance of Series A preferred stock for services	46,552	5	-	-	-	-	-	-	269,997	-	-	270,002
Repurchase of shares in settlement of notes receivable and accrued interest receivable	-	-	(12,984)	(1)	(38,953)	(4)	-	-	5	(301,229)		(301,229)
Warrants issued from settlement of accounts payable, related party	-	-	-	-	-	-	-	-	4,309,597	-	-	4,309,597
Stock compensation expense	-	-	-	-	-	-	-	-	38,316	-	-	38,316
Net loss	-	-	-	-	-	-	-	-	-	-	(8,179,791)	(8,179,791)
Balances at December 31, 2021	1,888,487	$189	736,993	$74	2,211,070	$221	-	$-	$13,147,339	$(301,229)	$(13,218,306)	$(371,712)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(8,179,791)	$(4,222,632)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	38,316	26,923
Shares issued for services	270,002	290,000
Non-cash advertising expenses	-	14,400
Changes in operating assets and liabilities:
Interest receivable, related party	(51,870)	(27,788)
Accounts payable, related party	6,818,785	1,160,471
Accounts payable	(73,875)	121,480
Accrued expenses, related party	(5,000)	(60,000)
Deferred revenue	500	-
Interest payable, related party	9,660	33,862
Net cash used in operating activities	(1,173,273)	(2,663,284)
Cash flows from investing activities:
Advance to related party	(15,450)	-
Isssuance of loans to related parties	(4,447,500)	(103,600)
Repayments of loans from related parties	3,500	72,000
Net cash used in investing activities	(4,459,450)	(31,600)
Cash flows from financing activities:
Proceeds from related party loans	673,000	275,967
Repayments of related party loans	(8,620)	(20,000)
Proceeds from issuance of preferred stock	4,964,190	3,556,040
Offering costs	(1,145,999)	-
Net cash provided by financing activities	4,482,571	3,812,007
Net change in cash and cash equivalents	(1,150,151)	1,117,123
Cash and cash equivalents at beginning of year	1,181,196	64,073
Cash and cash equivalents at end of year	$31,045	$1,181,196
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-
Supplemental disclosure of non-cash financing activities:
Warrants issued from settlement of accounts payable, related party	$4,309,597	$-
Loans and interest receivable offset to accounts payable, related party	$3,691,437	$-
Loans and interest receivable offset to notes and interest payable, related party	$851,964	$-
Repurchase of shares in settlement of notes receivable and accrued interest receivable	$301,229	$-
Issuance of related party loan payable for advertising costs incurred	$-	$14,400
Offering costs included in accounts payable	$-	$15,000
Conversion of notes payable and accrued interest into preferred stock	$-	$494,838

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

GRAZE, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Graze, Inc. (the “Company”) is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs III, Inc. On March 25, 2021, the Company changed its name to Graze, Inc. The Company was formed to sell autonomous farming robots. The Company is headquartered in Santa Monica, California.

As of December 31, 2021, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, product development efforts, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $8,179,791 and $4,222,632 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $13,218,306, limited liquid assets with $31,045 of cash, and a working capital deficit of $371,712. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock, warrants and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity (deficit) on the balance sheet.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized. As of December 31, 2021, the Company had $500 in deferred revenue pertaining to a customer deposit.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2020, the Company had capitalized deferred offering costs of $15,000, which was charged to additional paid-in capital in 2021.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2021 and 2020 are as follows:

	Year Ended
	December 31,
	2021	2020
Series A preferred stock	1,888,487	950,295
Series A-1 preferred stock	736,993	749,977
Class F stock	2,211,070	2,250,023
Options to purchase common stock	723,840	656,140
Warrants	916,545	173,511
Total potentially dilutive shares	6,476,935	4,779,946

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE, RELATED PARTY

The following is a summary of related party loan receivables as of December 31, 2021 and 2020:

	Outstanding Balance as of
	December 31,
Name	2021	2020
Future Labs I, Inc.	$-	$3,500
Future Labs III, Inc.	-	33,000
Future Labs VI, Inc.	20,500	-
Future Labs VII, Inc.	321,556	278,253
Future VC, Inc.	-	114,000
Wavemaker Partners V, LP	-	250,000
	$342,056	$678,753

During 2021, the Company netted certain loan and interest receivables totaling $4,543,402 against related party accounts payables, related party notes payable and related accrued interest payable with the corresponding related party entities.

In 2021, the Company extended all maturities on outstanding loans to varying dates in 2022. All loans bear interest at 3% per annum, except for the Wavemaker Partners V, LP note which bore interest at 6%. All outstanding loans above are unsecured.

Effective June 30, 2021, the Company forgave the outstanding note for $250,000 with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, the shareholders of Wavemaker Partners V contributed 12,984 shares of Series A-1 preferred stock and 38,953 shares of Class F stock to the Company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

In 2021, the Company issued a loan for $40,000 to Piestro, Inc. and loans for $4,407,500 to Future Labs VII, Inc., which were offset as discussed above. In 2020, the Company loaned an aggregate of $103,600 to Future Labs VII, Inc., and received repayments of $72,000.

During the years ended December 31, 2021 and 2020, the Company recognized interest income of $52,054 and $27,788, respectively. Accrued interest receivable outstanding as of December 31, 2021 and 2020 was $41,874 and $53,937, respectively.

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables as of December 31, 2021 and 2020:

	Outstanding Balance as of
	December 31,
Name	2021	2020
Future Labs III, Inc.	$-	$41,620
Future Labs VI, Inc.	-	9,500
Future VC, Inc.	315,607	444,607
	$315,607	$495,727

During 2021, the Company netted certain loan and interest receivables against related party notes payable and related accrued interest payable totaling $851,964 with the corresponding related party entities.

During the year ended December 31, 2020, the Company issued a promissory note of $14,400 in exchange for marketing expenses incurred by a related party on behalf of the Company. These amounts are included in sales and marketing expense in the statements of operations.

During the years ended December 31, 2021 and 2020, the Company incurred interest expense of $9,724 and $33,863, respectively. Accrued interest payable outstanding as of December 31, 2021 and 2020 was $17,651 and $15,455, respectively. All notes bear interest at 3% per annum and mature in 2022 after extensions of the original 2020 maturities.

During 2021, the Company received loans for $673,000 from Future Labs VII, Inc., which were offset as discussed above.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

6.	CONVERTIBLE PROMISSORY NOTE, RELATED PARTY

In August 2019, the Company issued two convertible promissory notes (the “Notes”) to two related parties, Wavemaker Partners V, LP and Wavemaker Global Select, LLC, for an aggregate principal amount of $465,000. The Notes are subject to automatic conversion upon a qualified preferred stock financing in excess of $3,300,000. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares, or (ii) the price (the “valuation cap”) equal to the quotient of $8,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company’s shares reserved for future issuance under the Company’s equity incentive plans). In the event that a financing that is not a qualified financing occurs prior to the notes’ respective maturity dates or earlier conversion of the Notes, the noteholders have the option to convert the Notes into shares of the Company’s common stock by dividing the outstanding principal and unpaid interest by a conversion price equal to the lesser of i) 80% of the price paid per share for such shares or ii) $8,000,000 divided by the dilutive common shares outstanding. If the Notes remain outstanding on or after the maturity date, the outstanding principal and accrued interest shall be convertible, at the noteholders’ option, into shares of a newly created class of Series Seed Preferred Stock at price equal to $8,000,000 divided by the dilutive common shares outstanding. Upon a sale of the Company, the holder will have the option to a) be repaid the outstanding principal and accrued interest or b) convert the Notes into shares of common stock at a price equal to the lesser of i) 80% of the price paid per share in the sale of the Company or ii) a price equal to the quotient of $8,000,000 divided by the dilutive common shares outstanding.

In December 2020, upon completion of the Company’s Regulation A+ financing (see Note 7), an aggregate of $494,838, consisting of the outstanding Notes’ principal of $465,000 and accrued interest of $29,838, were automatically converted into 230,240 shares of Series A preferred stock. As of December 31, 2020, the Notes were no longer outstanding.

Interest expense these notes was $21,770 for the year ended December 31, 2020.

7.	STOCKHOLDERS’ EQUITY (DEFICIT)

As of December 31, 2021, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue three classes of stock: Preferred Stock, Class F Stock and Common Stock. The Company is authorized to issue 5,000,000 shares of Preferred Stock, of which 2,830,278 shares are designated as Series A Preferred Stock and 750,000 shares are designated as Series A-1 Preferred Stock. The Company is authorized to issue 3,000,000 shares of Class F Stock and 10,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The Preferred Stock and Class F Stock are convertible into shares of common stock.

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of Preferred and Class F Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred and Class F Stock could convert on the record date for determination of stockholders entitled to vote. The holders of Series A Preferred Stock and Series A-1 Preferred Stock shall vote together as a single class.

For so long as at least 25% of the initially issued shares of Series A Preferred remain issued and outstanding, (i) the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect one director of the Company; the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, shall be entitled to elect two directors of the Company; and (iii) any additional directors shall be elected by the affirmative vote of a majority of the Series A Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividends

The holders of the Series A Preferred Stock, Series A-1 Preferred Stock, Class F Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A stockholders shall be entitled to a liquidation preference equal to the greater of (i) the Series A Original Issue Price (defined below), plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock. Upon this completion, the remaining assets available for distribution shall be distributed among Class F and common stockholders on a pro-rata basis (assuming conversion of Class F stock into common stock).

The Series A Original Issue Price is (i) $5.80 per share in the case of the Series A Preferred Stock and (ii) $0.50 per share in the case of the Series A-1 Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred.

As of December 31, 2021, the liquidation preference of Series A and Series A-1 Preferred Stock was $10,953,226 and $368,497, respectively. As of December 31, 2020, the liquidation preference of Series A and Series A-1 Preferred Stock was $5,511,711 and $374,989, respectively.

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall automatically be converted into one share of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into an equal number of shares of common stock.

Upon each applicable equity financing, 25% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into a shadow series of shares of the series of Preferred Stock of the Company that is issued in such equity financing. Shadow series of equity financing preferred stock shall mean capital stock with identical rights, privileges, preferences, and restrictions as the equity financing preferred stock, except a 50% reduction in liquidation preference and exclusion from the stock’s voting rights. Any share of Class F Stock that is sold in connection with an equity financing shall automatically convert into shares of the equity financing preferred stock at the applicable Class F Conversion Ratio, which is the inverse of the ratio at which a share of equity financing preferred stock issued in such financing is convertible into shares of common stock.

Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number shares of common stock by dividing the Original Issue Price for the series of Series A Preferred by the Series A Conversion Price. The Series A Conversion price squall initially equally the Original Issue Price. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock (excluding shadow series of Preferred Stock), voting together as a single class.

Stock Transactions

In 2021, the Company completed a Regulation A offering with StartEngine and initiated another Regulation A offering. Under these offerings, the Company issued an aggregate of 859,250 shares of Series A preferred stock for gross proceeds of $4,987,638, or $5.80 per share. The Company incurred $1,161,000 in offering costs pertaining to these offerings. The Company issued 16,873 shares to StartEngine as broker compensation. As of December 31, 2021, the Company had a subscription receivable of $113,448 pertaining to these offerings.

In 2021, the Company issued 15,517 shares of shares of Series A preferred stock for gross proceeds of $90,000.

In 2021, the Company issued 46,552 shares of Series A preferred stock pursuant to an agreement for services. The fair value of $270,002 was included in sales and marketing expenses in the statements of operations.

Effective June 30, 2021, the Company forgave the outstanding note for $250,000 with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, the shareholders of Wavemaker Partners V contributed 12,984 shares of Series A-1 preferred stock and 38,953 shares of Class F stock to the Company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

In 2020, the Company completed a Regulation A+ offering and issued an aggregate of 670,055 shares of Series A preferred stock for gross proceeds of $3,886,319, or $5.80 per share, which is presented net of $445,758 of offering costs. In connection with the offering, the Company’s existing notes converted into 230,240 shares of Series A preferred stock (see Note 6). Furthermore, 749,977 shares of Class F stock converted into shares of Series A-1 preferred stock (i.e. Shadow Series).

In December 2020, the Company issued 50,000 shares of Series A Preferred stock pursuant to an agreement for services. The fair value of $290,000 was included in sales and marketing expenses in the statements of operations.

8.	STOCK-BASED COMPENSATION

Future Labs V, Inc 2019 Stock Plan

The Company has adopted the Future Labs V, Inc 2019 Stock Plan (“2019 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 723,840 shares as of December 31, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan’s inception. As of December 31, 2021, there were no shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over a four-year period, with a 1-year cliff.

A summary of information related to stock options for the years ended December 31, 2021 and 2020 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019	362,637	$0.50	$-
Granted	326,470	0.54
Exercised	-	-
Forfeited	(32,967)	0.50
Outstanding as of December 31, 2020	656,140	$0.52	$13,507
Granted	67,700	0.54
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2021	723,840	$0.52	$35,222

Exercisable as of December 31, 2021	435,429	$0.51	$24,858

The fair value of common stock for options granted during the years ended December 31, 2021 and 2020 was $0.57 per share. As of December 31, 2021, the weighted average duration to expiration of outstanding options was 7.6 years.

Stock-based compensation expense for stock options of $37,063 and $26,923 were recognized under FASB ASC 718 for the years ended December 31, 2021 and 2020, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $79,180 as of December 31, 2021, which will be recognized over a weighted average period of 2.86 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended
	December 31,
	2021	2020
Risk-free interest rate	0.99% - 1.32%	0.55%
Expected term (in years)	6.19	6.08
Expected volatility	60%	32.28%
Expected dividend yield	0%	0%
Fair value per stock option	$0.33	$0.17

Warrants

In October 2019, the Company granted 173,511 warrants with an exercise price of $0.50 per share to a consultant as consideration for services. The grant-date fair value was $0.13 per share, or an aggregate fair value of $22,556. One-third of the warrants each exercise in monthly installments over a period of two years commencing on the completion of three separate milestones. In 2019, it was determined that one milestone had been achieved, and therefore stock-based compensation expense of $7,519 was recognized under ASC 718 for the year ended December 31, 2019. No additional milestones were achieved in 2020. In 2021, a second milestone had been achieved and stock-based compensation expense of $1,253 was recognized. As of December 31, 2021, 100,010 warrants were exercisable.

Refer to Note 10 for warrants issued to a related party in settlement of accounts payable.

A summary of information related to warrants for the years ended December 31, 2021 and 2020 is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019	173,511	$0.50	$12,146
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2020	173,511	$0.50	$12,146
Granted	743,034	0.54
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2021	916,545	$0.54	$30,887

Exercisable as of December 31, 2021	843,044	$0.54	$25,741

As of December 31, 2021, the weighted average duration to expiration of outstanding warrants was 9 years.

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Year Ended
	December 31,
	2021	2020
General and administrative expenses	$36,177	$24,980
Research and development expenses	2,139	1,943
	$38,316	$26,923

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $2,348,678 and $1,350,258, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$2,191,795	$824,291
Cash to accrual differences	156,883	525,967
Valuation allowance	(2,348,678)	(1,350,258)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $2,348,678 and $1,350,258 were recorded as of December 31, 2021 and 2020, respectively. Valuation allowance increased by $998,420 and $1,099,791 during the years ended December 31, 2021 and 2020, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $7,797,207 and $2,932,376, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

10.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 and 5 for detail on the Company’s loan receivables and loan payables with related parties, and related interest income and expense.

As of December 31, 2021 and 2020, the Company had $517,764 and $1,700,012, respectively, in accounts payable with related parties under common control.

The Company entered into agreements with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company incurred $6,783,898 of fees under these agreements, including $894,639 remaining for which the Company intends to satisfy through the issuance of warrants in 2022. During 2020, the Company has incurred $2,301,869 in costs with Wavemaker Labs. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. Total charges to the Company in excess of cost incurred by Wavemaker Labs was $4,982,550 in 2021, due to the markup on labor and material costs.

In 2021, the Company issued 743,034 warrants to purchase common stock to Wavemaker Labs pursuant to the agreement as noted above. The warrants have exercise prices of $0.54 - $0.57 per share and were valued using the Black-Scholes option-pricing model with the following inputs:

Risk-free interest rate	0.98% - 1.26
Expected term (in years)	5.00
Expected volatility	60.00%
Expected dividend yield	0%
Fair value per warrant	$0.29 - $0.30

The fair value of the warrants was $220,832 as determined by the Black-Scholes option pricing model. The Company recorded accounts payable totaling $4,309,597 pertaining to the fair value of the services incurred, including an excess of $4,088,765 of the fair value of the warrants. Accordingly, $4,309,597 was recognized to additional paid-in capital as settlement of the related party accounts payable owed to Wavemaker Labs. The warrants are immediately exercisable and have a term of ten years.

In 2021, The Company entered into agreements with Wax Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company incurred fees from Wax Inc. amounting to $50,000, which was included in accounts payable, related party as of December 31, 2021.

The following is a summary of operating expense transactions incurred with related parties during the years ended December 31, 2021 and 2020:

	Year Ended
	December 31,
	2021	2020
Research and development	$6,742,298	$2,029,085
Sales and marketing	23,600	14,400
General and administrative	50,000	258,383
	$6,815,898	$2,301,869

11.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12.	SUBSEQUENT EVENTS

Through the issuance date, the Company has issued 839,955 shares of Series A preferred stock for gross proceeds of $4,871,739 pursuant to its Regulation A offering that closed on April 15, 2022.

Management has evaluated subsequent events through May 1, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.